SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 18, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Economic-Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Market and Investor Relations
Phone: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: maasampaio@sabesp.com.br

SABESP announces its third quarter 2005 results	SBSP3:R$146.00/thousand shares
SBS: US$16.95 (ADR=250 shares)
Total shares:28,480 million
São Paulo, November 11, 2005 - SABESP – Cia. de Saneamento Básico do Estado de São Paulo – (NYSE: SBS; Bovespa: SBSP3), the largest water and sewage utility company in the Americas and the third largest in the world, according to its number of customers, announces today its results for the third quarter 2005 (3Q05). The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian corporate law. All comparisons in this release, unless otherwise stated, refers to the third quarter 2004.

Highlights

  12.5% increase in net revenues

  8.8% EBITDA growth
Market value: R$4,158 million
Closing price:11/11/2005

Third Quarter 2005 Financial Results
November 11, 2005

1. SABESP posted a 12.5% net revenue growth and a 8.8% EBITDA growth

		(R$ million)

Highlights	3Q04	3Q05	Change %

Net operating revenue	1,086.8	1,222.6	12.5
EBIT (*)	351.5	400.7	14.0
EBITDA (**)	503.8	547.9	8.8
EBITDA margin - %	46.4	44.8
Net income	235.5	191.1	(18.9)

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

Net operating revenue in the period totaled R$1.2 billion, a R$135.8 million increase in comparison to the same period of the previous year. The increase was minimized by the R$38.9 million raise due to changes occurred in the COFINS/PASEP legislation. EBITDA reached R$547.9 million in 3Q05, an 8.8% increase in comparison to 3Q04.

The 12.5% growth in net operating revenues in 3Q05 versus 3Q04 was due to the 9.0% tariff readjustment effective as from August 30, 2005, which increased by 2.6% the total invoicing in the month of September, in addition to the 4.7% effect of the 2004 tariff readjustment. Besides the tariff readjustment, there was a 3.5% increase in the billed volume for water and sewage services and the migration of customers for a higher tariff consumption level.

In addition, the R$191.1 million net income was impacted by a lower Real appreciation versus the US dollar (5.5% in 3Q05 vs. 8.0% in 3Q04).

2. Billed volume – 3.5% growth

The 3.5% increase in billed volumes for water and sewage services in the period reflects the conclusion of the campaign aimed at water consumption reduction, applied between March 15 and September 15, 2004.

The following tables show the volume for water and sewage billed to the retail and to the wholesale markets by customer category and region, in the third quarter of 2004 and 2005:

VOLUME OF WATER AND SEWAGE BILLED ** BY CUSTOMER CATEGORY - million m3

	Water		Chg	Sewage		Chg	Water + Sewage		Chg
	3Q04	3Q05%		3Q04	3Q05%		3Q04	3Q05%

Residential	305.2	315.1	3.2	237.6	247.0	4.0	542.8	562.1	3.6
Commercial	35.6	36.2	1.7	32.0	33.1	3.4	67.6	69.3	2.5
Industrial	8.1	8.3	2.5	7.8	8.0	2.6	15.9	16.3	2.5
Public	11.1	11.6	4.5	8.8	9.3	5.7	19.9	20.9	5.0

Total Retail	360.0	371.2	3.1	286.2	297.4	3.9	646.2	668.6	3.5

Wholesale	62.5	64.9	3.8				62.5	64.9	3.8

Total	422.5	436.1	3.2	286.2	297.4	3.9	708.7	733.5	3.5

Third Quarter 2005 Financial Results
November 11, 2005

VOLUME OF WATER AND SEWAGE BILLED**BY REGION – million m3

	Water		Chg	Sewage		Chg	Water + Sewage		Chg

	3Q04	3Q05%		3Q04	3Q05%		3Q04	3Q05%

Metropolitan	239.6	249.0	3.9	194.1	203.0	4.6	433.7	452.0	4.2
Regional system*	120.4	122.2	1.5	92.1	94.4	2.5	212.5	216.6	1.9

Total Retail	360.0	371.2	3.1	286.2	297.4	3.9	646.2	668.6	3.5

Wholesale	62.5	64.9	3.8				62.5	64.9	3.8

Total	422.5	436.1	3.2	286.2	297.4	3.9	708.7	733.5	3.5

(*) Composed by Costal and Interior regions
(**) Non-audited information

3. Costs, administrative and selling expenses

Costs, administrative and selling expenses before depreciation and amortization recorded a R$91.6 million increase or 15.7% .

Below we present the main variations:

				(R$ million)

	3Q04	3Q05	Variation	Chg. %

Salaries and payroll	265.8	287.0	21.2	8.0
General supplies	22.4	29.6	7.2	32.1
Treatment supplies	19.7	21.5	1.8	9.1
Third-party services	102.8	111.9	9.1	8.9
Electric power	94.0	108.5	14.5	15.4
General expenses	26.0	42.8	16.8	64.6
Credit write-offs	46.2	64.5	18.3	39.6
Tax expenses	6.1	8.8	2.7	44.3

Costs, administrative and selling expenses	583.0	674.6	91.6	15.7
before depreciation and amortization

Depreciation and amortization	152.3	147.3	(5.0)	(3.3)

Total costs and expenses	735.3	821.9	86.6	11.8

3.1. Salaries and payroll

Recorded a R$21.2 million or 8.0% increase. This variation is mainly due to the 7.94% increase in wages, benefits and charges from the collective labor agreement as from May 2005.

3.2. General supplies

This line posted a R$7.2 million or 32.1% increase. This variation was mainly at operational systems maintenance, maintenance of residential connection and network, gas and lubricant, up keeping and maintenance for vehicles and up keeping of installations and buildings.

3.3. Treatment supplies

Recorded a R$1.8 million or 9.1% growth, as a result of the following material’s variation: aluminum sulfate, totaling R$1.0 million and lime, totaling R$0.7 million. There was a mix in consumption increase for some products, a decrease in others and variation in prices.

Third Quarter 2005 Financial Results
November 11, 2005

3.4. Third-party services

Went up by R$9.1 million or 8.9%, mainly motivated by the “Global Sourcing Program”, substantially affecting residential connection maintenance service, totaling R$5.6 million and network maintenance, totaling R$3.9 million.

3.5. Electric power

Electric power recorded a R$14.5 million or 15.4% increase, resulting from the average readjustment of 12.5% in electric power tariffs and from the estimated increase in electric power costs motivated by the growth in water production volume and by sewage treatment volume in the analyzed quarters of 1.2% .

3.6. General expenses

Presented a R$16.8 million or 64.6% growth, mainly due to third party injury indemnification, totaling R$1.7 million and provision for civil and labor contingencies, in the amount of R$12.9 million.

3.7. Depreciation and Amortization

Recorded a R$5.0 million or 3.3% drop, mainly as a result of the lower amount of transfers from permanent assets under development to operating permanent assets, totaling R$175 million in 3Q05, versus R$584 million in the same period of the previous year.

3.8. Credit write-offs

Write-offs increased by R$18.3 million or 39.6%, mainly motivated by the higher volume in the filing of lawsuits regarding wholesale customers billing, offset by the increase in debit recovery.

3.9. Tax expenses

Recorded a R$2.7 million or 44.3% increase, mainly due to the Provisionary Contribution on Financial Transactions - CPMF from the anticipation of US dollars purchase for the payment of the US$275 million Eurobonds.

4. Financial expenses and passive monetary and exchange variations

4.1. Financial expenses

Posted a net variation of R$9.5 million, due to:

  Interest on domestic loans and financing, up by R$27.6 million regarding the 6th , 7th and 8th debentures issuance (September 2004, March 2005 and June 2005, respectively), offset by the conclusion of the 3rd issuance (September 2004) and by the decrease recorded in the IGPM
  (General Price Index) in 3Q05, versus 3Q04.
  Provision for financial contingencies, with a R$13.3 million increase, regarding interest and estimate updates for the already existing lawsuits;
  Interest over external loans and financing, down by R$24.2 million, as a result of the lower appreciation of the Real versus US dollar in the analyzes periods and the payment of US$275 million regarding the Eurobonds in July, affecting the interest provisioned over their respective balances;
  Income tax over external remittance, a R$3.6 million drop, due to the payment of interest during 3Q04, above 3Q05;
  Other financial expenses, corresponding to a R$3.6 million drop.

Third Quarter 2005 Financial Results
November 11, 2005

4.2. Passive monetary and exchange variation

Passive monetary and exchange variation was R$127.4 million, mainly due to a lower appreciation of the Real versus US dollar, of 5.5% in 3Q05 in comparison to the 8.0% appreciation in 3Q04.

5. Operating indicators

The table below shows the continued improvement on the Company’s services.

Operational Indicators	3Q04	3Q05	Chg. %

Water connections (1)	6,323	6,467	2.3
Sewage connections (1)	4,708	4,851	3.0
Population directly served - water (2)	22.3	22.5	0.9
Population directly served – sewage collection (2)	17.9	18.2	1.7
Volume of water billed to Wholesale (3)	62.5	64.9	3.8
Volume of water billed to Retail (3)	360.0	371.2	3.1
Volume of sewage billed (3)	286.2	297.4	3.9
Number of employees	17,775	17,489	(1.6)
Operating productivity (4)	620	647	4.4

Notes:
(1) In 1,000 units at the end of the period
(2) Million of inhabitants at the end of the period (does not include wholesale services). Due to new projections by Fundação SEADE, the population directly served for sewage collection in 3Q04 was adjusted from 18.1 to 17.9 million of inhabitants.
(3) In million m³
(4) Number of water and sewage connection per employee

6. Loan and financing

On July 28, the Eurobonds in the amount of US$275 million, as well as the interest over the last installment, corresponding to R$699 million, was fully settled. The necessary resources to amortize such debt were funded by the 8th debenture issuance, in the amount of R$700 million, substantially decreasing the Company’s foreign exchange variation risk, regarding its debt in the capital markets.

On September 15, was settled the seventh installment (of a total of twelve installments) regarding the quarterly amortization of the face value of the debentures from the 4th issuance, in the amount of R$25 million.

Third Quarter 2005 Financial Results
November 11, 2005

(R$ million)

DEBT PROFILE

	Sep-Dec						2011
INSTITUTION	2005	2006	2007	2008	2009	2010	and	TOTAL
							onwards

DOMESTIC
Banco do Brasil	45.8	193.0	210.1	228.7	248.9	270.9	1,057.1	2,254.5
Caixa Econômica Federal	10.1	42.5	46.0	49.6	52.6	56.5	230.8	488.1
Debentures	25.0	248.5	380.3	-	743.7	284.7	343.3	2,025.5
BNDES	4.0	21.5	29.1	29.1	29.1	29.1	54.4	196.3
Others	0.5	3.0	5.1	5.0	4.8	4.6	4.1	27.1
Interest and charges	55.2	34.9	-	-	-	-	-	90.1

Domestic Total	140.6	543.4	670.6	312.4	1,079.1	645.8	1,689.7	5,081.6

INTERNATIONAL(*)
World Bank	4.8	9.7	4.9	-	-	-	-	19.4
Société Génerale	1.3	2.7	-	-	-	-	-	4.0
IDB	26.9	95.1	95.1	66.2	66.2	66.3	556.9	972.7
Eurobonds	-	-	-	500.0	-	-	-	500.0
Deutsche Bank Luxembourg	22.2	-	-	-	-	-	-	22.2
Interest and charges	29.4	3.7	-	-	-	-	-	33.1

International Total	84.6	111.2	100.0	566.2	66.2	66.3	556.9	1,551.4

Total	225.2	654.6	770.6	878.6	1,145.3	712.1	2,246.6	6,633.0

(*) 1US$=R$2.22, as of September 30, 2005

The net debt/Ebitda ratio has remained stable at approximately 3.4 and 4.0 times during the last years. Particularly in 2005, this ratio recorded a slight improvement, from 3.6 in 2004 to 3.0 in 3Q05.

This ratio becomes even more favorable if considered together with the average debt maturity, currently at 7.1 years.

Regarding funding input in comparison to the amortization, we observe in the next chart that in the 5 year period analyzed, the amortized amount has been slightly above the funding input, in other words, the Company’s leverage rate has been kept constant and sustainable to its cash generation capacity and investment needs.

Third Quarter 2005 Financial Results
November 11, 2005

7. Conference calls and webcast details

English:	November 23, 2005
10:00 am – US EST
Phone: +1 (973) 935-2401
Conference ID: SABESP or 6699596

Portuguese:	November 23, 2005
8:00 am – US EST Phone: (5511) 2101-1490 Conference ID: SABESP

For additional information please contact the Investor Relations Department:

Mario Sampaio	Marisa Guimarães
(55 11) 3388-8664	(55 11) 3388-9135
maasampaio@sabesp.com.br	marisag@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2005 Financial Results
November 11, 2005

Income Statement

Brazilian Corporate Law		R$ thousand

	3Q05	3Q04%

Sales/Services Gross Revenues	1,323,016	1,148,349	15.2
Water Supply - Retail	681,714	594,114	14.7
Water Supply - Wholesale	60,435	54,266	11.4
Sewage Collection and Treatment	559,666	478,922	16.9
Other Services	21,201	21,047	0.7

Gross Revenue Deductions (Cofins/Pasep)	(100,431)	(61,514)	63.3

Net Sales	1,222,585	1,086,835	12.5

Cost of Goods and/or Services Sold	(600,934)	(554,247)	8.4

Gross Profit	621,651	532,588	16.7

Selling Expenses	(136,886)	(111,295)	23.0
General & Administrative Expenses	(84,106)	(69,754)	20.6
Net Interest Income (Expense)	(120,754)	22,544	-

Operating Result	279,905	374,083	(25.2)

Non Operating Expenses (Income)	(10,745)	517	-

Income Before Taxes	269,160	374,600	(28.1)

Provivision for Income Tax/Social Contribution	(76,124)	(132,754)	(42.7)
Provivision for Deferred Income Tax/Social Contribution	6,893	2,469	179.2

Extraordinary Item Net of IT and SC	(8,780)	(8,780)	-

Net Income	191,149	235,535	(18.8)

Shares Outstanding (1000 shares)	28,479,577	28,479,577
EPS (R$/1000 shares)	6.71	8.27	(18.8)

Depreciation and Amortization	147,289	152,267	(3.3)
EBITDA	547,948	503,806	8.8
% of net sales	44.8%	46.4%

Third Quarter 2005 Financial Results
November 11, 2005

Balance Sheet
Brazilian Corporate Law		R$ thousand

ASSETS	09/30/05	12/31/04

Cash and Cash Equivalents	228,641	105,557
Accounts Receivable, net	1,150,486	949,792
Accounts Receivable from Shareholders	196,696	81,334
Inventory	26,031	29,604
Taxes and contributions	26,477	30,215
Other Receivables	54,681	33,288

Total Current Assets	1,683,012	1,229,790

Accounts Receivable, net	267,179	278,060
Accounts Receivable from Shareholders	783,004	740,609
Indemnities Receivable	148,794	148,794
Judicial Deposits	19,871	16,189
Taxes and contributions	288,828	257,271
Other Receivables	32,432	27,976

Total Long-Term Assets	1,540,108	1,468,899

Investments	5,100	5,100
Permanent Assets	13,996,216	14,040,922
Deferred Assets	32,255	39,097

Total Permanent Assets	14,033,571	14,085,119

Total Assets	17,256,691	16,783,808

LIABILITIES	09/30/05	12/31/04

Suppliers and Constructors	58,345	51,578
Loans and Financing	755,031	1,496,810
Salaries and Payroll Charges	181,218	107,228
Provivion for Judicial Pendencies	37,742	30,373
Interest on Own Capital Payable	262,851	144,078
Taxes and contributions payable	138,354	115,119
Taxes and contributions	71,371	71,902
Other Payables	94,122	83,801

Total Current Liabilities	1,599,034	2,100,889

Loans and Financing	5,877,991	5,553,843
Taxes and contributions payable	260,749	272,338
Taxes and Contributions	136,104	130,055
Provision for Contingencies	564,071	460,231
Pension Fund Obligations	263,305	222,176
Other Payables	104,728	92,688

Total Long-Term Liabilities	7,206,948	6,731,331

Capital Stock	3,403,688	3,403,688
Capital Reserves	76,306	65,291
Revaluation Reserves	2,552,189	2,619,220
Profit Reserves	1,863,389	1,863,389
Retained Earnings	555,137	-

Shareholder's Equity	8,450,709	7,951,588

Total Liabilities and Shareholder's Equity	17,256,691	16,783,808

Third Quarter 2005 Financial Results
November 11, 2005

Cash Flow

Brazilian Corporate Law		R$ thousand

Description	jul-sep/05	Jan-sep/05

Cash flow from operating activities
Net income (loss) for the period	191,149	678,260
Adjustments for reconciliation of net income (loss)	-
Deferred income tax and social contribution	(6,711)	(22,301)
Provisions for contingencies	43,194	111,209
Liabilities related to pension plans	17,060	51,315
Property, plant and equipment received as donations (Private Sector)	-	-
Loss in the wirte-off of property, plant and equipment	10,337	12,669
Perda na baixa de bens do diferido	1,089	1,089
Depreciation	140,430	421,768
Amortization	6,859	20,520
Interest calculated on loans and financing payable	178,156	512,919
Foreign exchange loss on loans and financing	(50,776)	(314,828)
Monetary exchange loss on interest on own capital	-	715
Passive monetary exchange variation and interest	6,116	18,928
Active monetary exchange variation and interest	1,411	(1,068)
Provisions for bad debt	64,541	170,798

	602,855	1,661,993

(Increase) decrease in assets
Clients	(59,240)	(271,537)
Accounts receivable from shareholders	(16,206)	(111,361)
Inventories	(991)	3,573
Other accounts receivable	(6,851)	(21,393)
Clients – long term	(28,842)	(89,075)
Accounts receivable - long term	(32,435)	(46,043)
Judicial deposits	(4,476)	(3,682)
Other long term receivables	(1,368)	(4,456)

	(150,409)	(543,974)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	11,792	6,767
Salaries and payroll charges	11,639	73,990
Taxes and contributions	(1,125)	(7,282)
Other accounts payable	8,013	10,321
Pension plan	(3,491)	(10,186)
Provision for contingencies	(444)	-
Other accounts payable - long term	1,366	12,040

	27,750	85,650

Net cash from operating activities	480,196	1,203,669

Cash flow from investing activities

Acquisition of property, plant and equipment	(171,988)	(412,651)
Sale of property, plant and equipment	-	-
Increase in Deferred Assets	(26)	(79)

Net cash used in investing activities	(172,014)	(412,730)

Cash flow from financing activities

Loans and Financing - long term
Funding	23,462	1,084,876
Payments	(975,123)	(1,681,350)
Interest on own Capital	-	-
Interest on own capital payment	(5,829)	(71,381)

Net cash used in financing activities	(957,490)	(667,855)

Net increase (decrease) in cash equivalents	(649,308)	123,084

Cash and cash equivalents at the beginning of the period	877,949	105,557

Cash and cash equivalents at the end of the period	228,641	228,641

Additional information on cash flow
Interest and payable taxes for loans and financing	213,067	533,489
Capitalization of interest and financial charges	(4,837)	(19,248)
Payable income tax and social contribution	73,818	257,223
Property, plant and equip. received as donations and/or paid in stocks	3,483	11,016
COFINS and PASEP taxes payable	92,531	276,661
Balancing accounts	-	(715)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 23, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.